

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

July 19, 2006

By Facsimile and U.S. Mail

Mr. John J. Luttrell
Executive Vice President and Chief Financial Officer
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

  Re: The Wet Seal, Inc.
     Form 10-K for the fiscal year ended January 28, 2006
     Filed April 13, 2006
     File No. 000-18632

Dear Mr. John J. Luttrell:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Critical Accounting Policies, page 22

  1. Critical accounting policy disclosure is intended to elicit precise disclosures about the accounting policies that management believes are most "critical" - that is, they

are both most important to the portrayal of the company's financial condition and results, and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. With regards to determining the fair value of various derivative financial instruments we note you use both the Black-Scholes model and Monte-Carlo simulation. Such models are complex and require significant judgments in the estimation of fair values. Please include in your Critical Accounting Policy the judgments taken into consideration by each model, explain how changes in applying one model as opposed to other would impact the company's financial presentation; explain why the accounting estimate is reasonably likely to change from period to period; and explain how you decided on one model's fair values estimate over the other. Please refer to SEC Release 33-8040 on cautionary advice.

Results of Operations - General

2. Please quantify for us your web-based sales for 2003, 2004 and 2005. In future filings please include a discussion of the results of operations for areas of your business that are reasonably likely to have a significant role in your operations and liquidity.

Fiscal 2004 compared to Fiscal 2003

Selling, General and Administrative Expenses (SG&A), page 33

3. We note advertising, legal fees, severance costs and retention bonuses increased $11.1 million. Please quantify for us and disclose in future filings the offsetting items in store level operating expenses contributing to the $2.7 million net increase in SG&A.

Liquidity and Capital Resources, page 35

4. We note comparable store sales increased 44.7% in fiscal year 2005, primarily resulting from your turn-around strategy and your new merchandise approach. As part of the turn-around strategy we note you will continue to open new stores and close low volume stores. In addition to your discussion with regards to the expected capital expenditures for opening new stores and remodeling existing stores please include the expected number of store closings and the amount of the related expenditures associated with lease buy-outs and or termination costs. Please refer to Item 303(a) of Regulation S-K.

5. Please discuss how cash flows from discontinued operations are reported in the statements of cash flows. In the discussion quantify for us the cash flows from

discontinued operations and describe how the absence of cash flows from
discontinued operations is expected to affect future liquidity and capital resources.

Commitments and Contingencies, page 37

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 39

6. We note from your sourcing and vendor relationships discussion on page 4 that
   the Company purchases 14% of its merchandise from foreign vendors. Please
   provide the appropriate market risk disclosure related to changes in exchange
   rates. Please refer to Item 305 of Regulation S-K.

Item 9A. Controls and Procedures, page 40

7. Please note that Item 308(c) of Regulation S-K requests disclosure of *any* changes
   (not just significant changes) in a company's internal control over financial
   reporting occurring during the last quarter that have materially affected or are
   reasonably likely to materially affect, the company's internal control over
   financial reporting. Please confirm that there were no changes in your internal
   controls over financial reporting that occurred during your last fiscal quarter that
   materially affected, or were reasonably likely to materially affect, the company's
   internal control over financial reporting except for the two changes noted and
   revise your disclosure accordingly in future filings.

Notes to the Consolidated Financial Statements

Note 1. Revenue Recognition, page 22

8. Please explain to us your shipping terms with regards to your online sales. In
   future filings include these terms in your disclosure.

9. Please explain whether or not your gift cards and or gift certificates have
   expiration dates. In addition explain your policy with regards to gift card
   breakage. Also advise us of the amount of dormant account fees recognized for
   each period presented and the line item on your statement of operations where
   you have reflected the fees. Please include your policy in future filings.

10. We note you have anticipated partial non-redemption of awards based on the
    program's redemption history to date in light of the program having been in effect
    for only 18 months. Further, we note that while reward dollars expire 60 days
    after the date granted, reward points do not expire. Please tell us what
    consideration you gave to EITF 00-22 in determining your ability to make a
    reasonable estimate of the amount of future redemptions. Tell us the amount of
    the adjustments made for non-redemption of awards for each applicable period.

Note 1. Store Pre-Opening Costs, page F-12

11. We note from your liquidity discussion on page 36 that you estimate capital expenditures to be approximately $15.0 million to $17.0 million primarily related to the construction of new stores. Please tell us and clarify your disclosure in MD&A to indicate whether rental costs will be incurred during the construction period. If so, please advise and revise your disclosure to indicate the nature of the expenditures expected such as rental costs, pre-opening costs or leasehold improvements. In this regard, combining expenses into selling, general and administrative is allowed where each class of expense does not exceed 10% of the sum combined. If the high end of your currently estimated expenditures for opening new stores were reached, you would likely exceed the 10% threshold for fiscal 2004 and 2005. As required by Item 5-03 of Regulation S-X, please separately disclose, on the face of the income statement, items that exceed 10% of the combined sum of selling, general and administrative expenses. In addition please revisit your stock compensation charges for compliance with the 10% threshold.

Note 5. Accrued Liabilities, page F-21

12. We note, as of January 28, 2006, your accrued liabilities consist of minimum rent and common area maintenance of $1,318,000. In Note 9, Commitments and Contingencies, page F-27, we are aware that your rent and common area maintenance for 2005 was approximately $6,242,00 per month.   Please explain to us how you arrived at the accrued balance.

13. We note the 54% increase in liability associated with gift certificates, credit, allowances, and returns. Explain to us whether the increase is due to changes in customer buying behavior, increased customer traffic in your stores and on-line, or some other aspect of your business. In future filings, please include your explanation in MD&A.

Schedule II – Valuation and Qualifying Accounts Reserve

14. Please provide Schedule II as required by Rules 5-04 (c) and 12-09 of Regulation S-X. All reserves recorded should be provided, including the amounts estimated for sales returns and allowances and self-insurance for each period presented.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272, or Donna Di Silvio, at (202) 551-3202. Any other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief